Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Caledonia Mining Corporation Plc (the “Company”)

3rd Floor, Weighbridge House

Weighbridge

St Helier, Jersey

JE2 3NF

ITEM 2 ——	Date of Material Change

August 14, 2017

ITEM 3 ——	News Release

A News Release was disseminated on August 14, 2017 through Marketwired – Toronto, Ontario.

ITEM 4 ——	Summary of Material Change

Jim Johnstone, a non-executive director of the Company, retires from the board.

ITEM 5 ——	Full Description of Material Change

For further information, attached hereto is a copy of the News Release.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Mark Learmonth Tel: +44 1534 679 802

Maurice Mason Tel: +44 759 078 1139

ITEM 9 ——	Date of Report

August 14, 2017

Caledonia Mining Corporation Plc

(NYSE American: CMCL; AIM: CMCL; TSX: CAL)

Retirement of non-executive director

St Helier, August 14, 2017: Caledonia Mining Corporation Plc (the "Company" or “Caledonia”) announces that Jim Johnstone, a non-executive director of the Company, has retired from the board with effect from today.

A mining engineer with over 40 years’ experience in underground and open pit mine operations in North America, Africa, Europe and Asia, Mr. Johnstone joined Caledonia in 1997 as Vice President Operations and was responsible for Caledonia's operations in Zambia, Canada and South Africa.  He is a Life Member of the Canadian Institute of Mining and Metallurgy. He was elected an executive director of Caledonia in June 1997.  He retired as an executive in 2006, but continued as a non-executive director.

The board and management of Caledonia would like to express their sincere appreciation to Mr. Johnstone for his diligent and valued service to the Company during the last two decades and more recently his astute and helpful contributions on the board as a non-executive director.

Mr. Johnstone has agreed that following his retirement from the board he will continue to make himself available to provide his advice to the Company in a consultancy capacity for the next two years, particularly in order for the Company to be able to benefit from his considerable expertise during the completion of the current significant investment and development projects at Blanket Mine.

Following Jim’s retirement, the board comprises two executive and four non-executive directors.

Leigh Wilson, Caledonia’s chairman, made the following comment on Mr. Johnstone’s retirement:

“Over the course of Jim’s involvement, Caledonia has been transformed from a collection of assets, widely spread in terms of geography and commodity, into a company which is focused on a high-quality gold operation in Zimbabwe – the Blanket Mine.

“Jim was instrumental in the acquisition of Blanket Mine in 2006. Thereafter he oversaw, as a non-executive director, the various investments at Blanket which increased production from 13,000 ounces of gold in 2007 to over 50,000 ounces of gold in 2016. On his most recent visit to Blanket, Jim inspected the progress on the ongoing Central Shaft project which, when complete, is expected to result in further increases in production to 80,000 ounces of gold.

“On behalf of the Caledonia’s board and management, I would like to thank Jim for his two decades of service to the company and we wish him, his wife and his family a happy retirement.”

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

About Caledonia

Following the implementation of indigenisation in Zimbabwe in September 2012, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”). Blanket Mine plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021. Blanket Mine’s target production for 2017 is 52,000 to 57,000 ounces. Caledonia’s current dividend policy is to pay a quarterly dividend which is currently 6.875 cents per share, or 27.5 cents per share on an annualised basis.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.